UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

YUMA ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98872F 105

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 2 OF 17 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,268,365 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,268,365 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,268,365 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 3 OF 17 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP PIV DPC, L.P. 56-2551443
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,525,052 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,525,052 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,052 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 4 OF 17 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP PIV DPC II, L.P. 46-2050813
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,743,313 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,743,313 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,743,313 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 5 OF 17 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP DPC LLC 80-0898195
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,525,052 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,525,052 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,052 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 6 OF 17 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP DPC II LLC 46-2041177
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,743,313 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,743,313 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,743,313 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 7 OF 17 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,525,052 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,525,052 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,052 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 8 OF 17 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,268,365 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,268,365 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,268,365 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 9 OF 17 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,268,365 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,268,365 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,268,365 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 10 OF 17 PAGES

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Yuma Energy, Inc., a Delaware corporation (“Yuma”).

The address of the principal executive offices of Yuma is 1177 West Loop South, Suite 1825, Houston, TX 77027.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (c), (f)

This Schedule 13D is being jointly filed by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) RMCP PIV DPC, L.P., a Delaware limited partnership (“DPC PIV”), (iii) RMCP PIV DPC II, L.P., a Delaware limited partnership (“DPC PIV II” and, together with DPC PIV, the “DPC Funds”), (iv) RMCP DPC LLC, a Delaware limited liability company (“DPC LLC”), (v) RMCP DPC II LLC, a Delaware limited liability company (“DPC II LLC”), (vi) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (vii) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (viii) Willem Mesdag, a natural person and citizen of the United States of America. The DPC Funds, DPC LLC, DPC II LLC, RMCP GP and RMCP LLC are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.”

The principal business of the DPC Funds is investment. The DPC Funds were formed for the purpose of investing in securities of Davis Petroleum Acquisition Corp., whose shares of capital stock were converted into shares of Common Stock and Series D Preferred Stock (as defined herein) in connection with the Merger (as defined herein).

DPC LLC is the general partner of DPC PIV and thus may be deemed to control DPC PIV. DPC II LLC is the general partner of DPC PIV II and thus may be deemed to control DPC PIV II. The principal business of each of DPC LLC and DPC II LLC is investment.

RMCP GP is the managing member of DPC LLC and thus may be deemed to control DPC LLC. The principal business of RMCP GP is investment.

RMCP LLC is the managing member of each of RMCP GP and DPC II LLC and thus may be deemed to control each of RMCP GP and DPC II LLC and each entity directly or indirectly controlled by RMCP GP or DPC II LLC. The principal business of RMCP LLC is investment.

RMCM is the managing member of RMCP LLC and thus may be deemed to control RMCP LLC and each entity directly or indirectly controlled by RMCP LLC. The principal business of RMCM is investment.

Mr. Mesdag is the president, sole executive officer, sole director and sole shareholder of RMCM and thus may be deemed to control RMCM and each entity directly or indirectly controlled by RMCM (including Red Mountain). The principal occupation of Mr. Mesdag is Managing Partner of Red Mountain. Mr. Mesdag is a U.S. citizen.

J. Christopher Teets (and his principal occupation) is Partner of Red Mountain. Mr. Teets does not control any Reporting Person. Information regarding Mr. Teets is being included in this Schedule 13D only for purposes of complying with General Instruction C to Schedule 13D. Mr. Teets is a U.S. citizen.

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 11 OF 17 PAGES

(b)	The principal executive offices of RMCM and Red Mountain are located at, and the principal business address of Mr. Mesdag is, 10100 Santa Monica Boulevard, Suite 925, Los Angeles, California 90067.

(d)-(e)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Common Stock reported in this Schedule 13D was acquired by Red Mountain as part of the Merger as described in Item 6 below and for investment purposes. The information set forth in Item 6 below is hereby incorporated by reference in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Common Stock reported in this Schedule 13D was acquired by Red Mountain as part of the Merger as described in Item 6 below and for investment purposes. The information set forth in Item 6 below is hereby incorporated by reference in response to this Item 4.

Red Mountain has met with the management of Yuma and, following the Merger, expects to maintain a dialogue with management regarding, among other things, Yuma’s operations, strategic direction, capital structure and corporate governance and Red Mountain’s expectation that management will pursue appropriate measures to enhance shareholder value. In addition, Red Mountain may communicate with other persons regarding Yuma, including, without limitation, the board of directors of Yuma, other shareholders of Yuma and potential strategic or financing partners.

Red Mountain will routinely monitor and assess, among other things, (i) the financial condition, operations, prospects, capital structure and management of Yuma, (ii) the value and price of the Common Stock, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to Red Mountain, (v) its liquidity requirements, and (vi) other investment considerations. On the basis of such assessments, Red Mountain may, at any time and from time to time, take such actions with respect to its investment in Yuma as it deems appropriate, including, without limitation, (i) proposing measures which it believes would enhance shareholder value, (ii) seeking representation on the board of directors of Yuma, (iii) purchasing additional Common Stock or other securities of Yuma, (iv) selling some or all of any securities of Yuma held by Red Mountain, or (v) otherwise changing its intention with respect to any of the matters referenced in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)	DPC PIV beneficially owns, in the aggregate, 2,525,052 shares of Common Stock, which represent approximately 20.7% of the outstanding Common Stock.(1) DPC PIV has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 2,525,052 shares of Common Stock.

(1)	All calculations of percentage ownership in this Schedule 13D are based on approximately 12,201,000 shares of Common Stock outstanding after giving effect to the Merger and related transactions, as reported by Yuma in its Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2016. In addition, the calculation of the percentage ownership of each of DPC PIV II, DPC II LLC, RMCP LLC, RMCM and Mr. Mesdag also includes and gives effect to the issuance of the Convertible Shares (as defined herein).

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 12 OF 17 PAGES

Because DPC LLC may be deemed to control DPC PIV, DPC LLC may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by DPC PIV. As a result, DPC LLC may be deemed to beneficially own, in the aggregate, 2,525,052 shares of Common Stock, representing approximately 20.7% of the outstanding Common Stock.

DPC PIV II beneficially owns, in the aggregate, 1,743,313 shares of Series D Convertible Preferred Stock, $0.001 par value per share, of Yuma (“Series D Preferred Stock”). Each share of Series D Preferred Stock is convertible into shares of Common Stock at the option of the holder at any time or upon certain mandatory triggering events, with an initial conversion price of approximately $11.074 per share. Assuming full conversion of the Series D Preferred Stock as of the date hereof, DPC PIV II would beneficially own, in the aggregate, 1,743,313 shares of Common Stock (the “Convertible Shares”), which represent approximately 12.5% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares. DPC PIV II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,743,313 shares of Series D Preferred Stock and all of the Convertible Shares.

Because DPC II LLC may be deemed to control DPC PIV II, DPC II LLC may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all Common Stock beneficially owned by DPC PIV II. As a result, DPC II LLC may be deemed to beneficially own, in the aggregate 1,743,313 shares of Common Stock, representing approximately 12.5% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares.

Because RMCP GP may be deemed to control DPC LLC, RMCP GP may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by DPC LLC. As a result, RMCP GP may be deemed to beneficially own, in the aggregate, 2,525,052 shares of Common Stock, representing approximately 20.7% of the outstanding Common Stock.

Because each of RMCP LLC, RMCM and Mr. Mesdag may be deemed to control each of RMCP GP and DPC II LLC, each of RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by RMCP GP and DPC II LLC. As a result, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, in the aggregate, 4,268,365 shares of Common Stock, representing approximately 30.6% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares.

Other than shares of Common Stock beneficially owned by the DPC Funds, none of the Reporting Persons may be deemed to beneficially own any shares of Common Stock.

Each of the DPC Funds, DPC LLC, DPC II LLC, RMCP GP and RMCP LLC affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own.

(c)	See Item 6 below.

(d)-(e)	Not applicable.

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 13 OF 17 PAGES

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On October 26, 2016, Yuma and Davis Petroleum Acquisition Corp. (“Davis”), among other parties, consummated a merger transaction (the “Merger”) pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of February 10, 2016, as amended by the First Amendment thereto on September 2, 2016 (the “Merger Agreement”), by and among Yuma, Davis and certain other parties thereto. As a result of the Merger, DPC PIV received 2,525,052 shares of Common Stock and DPC PIV II received 1,743,313 shares of Series D Preferred Stock in exchange for their respective shares of capital stock of Davis. Pursuant to the Merger Agreement, Davis had the right to nominate four directors to the board of directors of Yuma as of the closing date, one of which consisted of the nominee of the DPC Funds on the board of directors of Davis.

As required under the Merger Agreement, on October 26, 2016, Yuma entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with DPC PIV, DPC PIV II and certain other stockholders of Yuma, pursuant to which Yuma agreed to register, at its cost, with the SEC, the resale of the Common Stock issued to such holders of Common Stock and the Common Stock issued upon conversion of the Series D Preferred Stock. Under the Registration Rights Agreement, Yuma has agreed to file a shelf registration statement (the “Shelf Registration Statement”) with the SEC within 180 days after the closing of the Merger. Under the Registration Rights Agreement, the Yuma stockholders who are party to the Registration Rights Agreement may request registration no more than three times during any twelve consecutive months of shares having an estimated offering price of greater than $5.0 million, prior to the fourth anniversary of the effectiveness of the Shelf Registration Statement. In addition, under the Registration Rights Agreement, if Yuma files a registration statement within four years of the effectiveness of the Shelf Registration Statement, it must offer to the Yuma stockholders who are party to the Registration Rights Agreement the opportunity to include the resale of their shares in the registration statement, subject to certain qualifications and limitations.

Also as required under the Merger Agreement, on October 26, 2016, Yuma entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with each of DPC PIV, DPC PIV II and the other stockholders party to the Registration Rights Agreement (collectively, the “Lock-Up Persons”), pursuant to which the Lock-Up Persons are restricted for a period of 180 days (the “Lock-up Period”) after the closing of the Merger from offering, pledging, selling, contracting to sell, selling any option or contracting to purchase, purchasing any option or contracting to sell, granting any option, right or warrant to purchase, lending or otherwise transferring or disposing of any shares of Common Stock, the Series D Preferred Stock or any other class of Yuma’s capital stock (collectively, “Capital Stock”) or any other securities convertible into or exercisable or exchangeable for any Capital Stock, whether now owned or hereafter acquired by them during the Lock-Up Period or with respect to which such stockholder has or hereafter acquires the power of disposition during the Lock-Up Period, and from entering into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership of any Capital Stock or any securities convertible into or exercisable or exchangeable for any Capital Stock. The foregoing restrictions will not apply to certain other transfers customarily excepted.

The foregoing summary of the Merger, the Registration Rights Agreement and the Lock-Up Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, the Registration Rights Agreement and the Lock-Up Agreement, all of which are incorporated herein by reference and are exhibits to this Schedule 13D.

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 14 OF 17 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of November 7, 2016, by and among the Reporting Persons (filed herewith)

2	Agreement and Plan of Merger and Reorganization dated as of February 10, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Yuma Energy, Inc. with the SEC on February 16, 2016)

3	First Amendment to the Agreement and Plan of Merger and Reorganization dated as of September 2, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1(a) to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on September 6, 2016)

4	Registration Rights Agreement dated October 26, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on November 1, 2016)

5	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on November 1, 2016)

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 15 OF 17 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2016

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP PIV DPC, L.P.

By:	RMCP DPC LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP PIV DPC II, L.P.

By:	RMCP DPC II LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP DPC LLC

By:	RMCP GP LLC, its managing member

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP DPC II LLC

By:	Red Mountain Capital Partners LLC, its managing member

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 16 OF 17 PAGES

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

SCHEDULE 13D

CUSIP No. 98872F 105	PAGE 17 OF 17 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of November 7, 2016, by and among the Reporting Persons (filed herewith)

2	Agreement and Plan of Merger and Reorganization dated as of February 10, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Yuma Energy, Inc. with the SEC on February 16, 2016)

3	First Amendment to the Agreement and Plan of Merger and Reorganization dated as of September 2, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1(a) to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on September 6, 2016)

4	Registration Rights Agreement dated October 26, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on November 1, 2016)

5	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on November 1, 2016)